ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 24, 2006

06012984

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 04 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
24 April 2006 (ASX – Quarterly Report for period 1 January 2006 to 31 March 2006 and Appendix 5B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JAN 2006 TO 31 MAR 2006

HIGHLIGHTS

OFFSHORE WEST AFRICA - SENEGAL
Government approves 3offshore licences prospective for giant oil fields.

UNITED STATES OF AMERICA
First quarter oil and gas sales $1,118,881.
Drilling success at Lake Long, Louisiana.
Winning bid submitted on new highly prospective offshore State tract 135.
Good progress on lease acquisitions in Gulf Coast 3D program.
No hydrocarbons in South Grosse Tete Bolmex test.
Eagle drilling in progress, California.

CANADA
Gas discovered in first well at Clear Hills, Alberta in new multi well project.
Gas confirmed in shallow section of Kakwa Deep Project, Alberta.

OFFSHORE CHINA
CNOOC negotiations continue for 12-8 oil field development.
Rig mobilised for drilling on 6-12 South Prospect.

AUSTRALIA
Duomonte and Dr Zeus Prospects all matured for drilling 2006/2007 offshore WA-254-P.

OFFSHORE WEST AFRICA - SENEGAL
RUFISQUE AND SANGOMAR AND SANGOMAR DEEP OFFSHORE BLOCKS
(OPERATOR – HUNT OIL COMPANY)

During the quarter the Ministry of Energy and Mines for the Republic of Senegal approved FAR's 30 percent participation in the Rufisque Offshore, Sangomar Offshore and Sangomar Deep Offshore blocks. These offshore concessions offer potential for world class oil accumulations.

Senegal Exploration Opportunity

- Deep water play with giant hydrocarbon potential in the Senegalese portion of the productive Mauritania-Senegal-Guinea Bissau Basin. Large closures identified at the Aptian carbonate and Cenomanian sandstone levels, along with numerous Senonian stratigraphic leads with significant upside potential exceeding 1 billion barrels recoverable within the licence

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

- The **Sangomar-Rufisque** offshore licence covers an area of 14,981 sq km over the shelf, slope, and basin floor

- Contract terms are among the best in the world, and were recently improved as a result of the government reducing the tax rate to 25%

- FAR will partner Senegal Hunt Oil Company (**SHOC**) in evaluating this opportunity, by contributing toward a proposed 2000 sq km 3D seismic acquisition program commencing early fourth quarter 2006

- The proposed 3D survey is designed to validate several potentially significant prospects and a number of leads identified by Hunt based on existing 2D seismic data in addition to identifying additional prospects

- The northwest African margin is relatively under-explored, but hosts numerous recent, sizeable, and intriguing discoveries including the Woodside operated Chinguetti and Tioff discoveries in adjacent Mauritania


N
Dana Petroleum Blocks 7 & 8 Pelican gas discovery
Woodside Chinguetti, Tioff, Tevet, and Banda oil and gas discoveries
Dana Petroleum
Energy Africa
Al Thani
Edison Rufisque Profond
SHOC Sangomar-Rufisque
Gambia Bid Round
Agip AGC - Exxon dropped out
Premier Sinapa oil discovery
Fortessa Theis block Gadiaga gas field
M.S.G.B.C. BASIN
Sterling Dome Flore / Casamance / AGC
BOVE / CONAKRY
Kilometers
0 25 50 100 150 200 250
Senegal Hunt Oil Company
Hydrocarbon Occurrence
GCS = WGS84 datum decimal degrees

Hunt Oil Company

A privately owned exploration and production company, Hunt Oil has successfully conducted worldwide petroleum operations for 70 years. Today it ranks as one of the world's leading independent energy companies. Hunt currently conducts or participates in major production operations in the United States, Canada, Yemen and Peru. Further information is available at www.huntoil.com.

Senegal

With its capital city of Dakar located on the westernmost point of Africa, Senegal is a gateway to the continent. Senegal is considered one of Africa's most politically and economically stable countries and hosts some of the best transportation, telecommunications and communication infrastructure in West Africa. It has been a functioning democracy since independence from France in 1960 and enjoys free and fair elections. Contract terms for oil and gas exploration and production are among the best in the world.


Mauritania
Senegal
Rufisque Dome
Gambia
N

Participants

Following Ministerial approval interests in the Senegal project will he held as follows:

Senegal Hunt Oil Company (Operator)	60%
First Australian Resources Limited	**30%**
Petrosen (State Oil Company)	10%

NORTH AMERICA

The Company views North America, particularly the gulf coast area, as the key to building a production and reserve base. This is unsurprising given the proliferation of hydrocarbons, the robust energy pricing regime and the established infrastructure. FAR has built a strong network over more than a decade of doing business in Texas and Louisiana. FAR's robust cash position of $13.5 million underpins its ability to exploit its North American ventures.

PRODUCTION

Gas sales during the quarter totalled 45.7 million cubic feet for an average of 0.51 million cubic feet per day at an average price of US$10.35 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 5,259 barrels for an average of 58 barrels of oil per day at an average price of US$62.39 per barrel before production taxes. While production remained steady first quarter revenues decreased 9.4% to $1,118,881 on the back of lower natural gas prices.

During the quarter drilling was undertaken on 5 wells. Gas has been discovered in our first Canadian well at Clear Hills. A further well commenced in Canada to test the Deep Kakwa Prospect and is still in progress along with the Eagle well in California. Two wells were drilled in Louisiana resulting in one well being completed for production at Lake long and the other, a shallow Bolmex test at South Grosse Tete, failing to intersect hydrocarbons. A successful bid has been lodged for the first offshore block tendered by FAR and acquisition activity on a new project in the Gulf Coast area commenced during the quarter.

The above activity is planned to increase FAR's production profile in due course as successful wells are added to the production stream. New production will also attract robust energy prices prevailing in North America.

Eagle Project, San Joaquin Basin, California (FAR 15%)
Drilling the lower Gatchell after overcoming operational difficulties

After overcoming several operational setbacks, the Eagle North-1 well has been cased (4½ inch) at 4,281metres (14,045 feet) measured depth. Good oil shows were recorded from the interval 4,255 metres (13,960 feet) measured depth (4,152 metres TVD KB) to 4,285 metres (14,058 feet). The well bore is currently at an angle of 87 degrees from the vertical.

With the troublesome Kreyengagen Shale behind the 4½ inch liner, the Gatchell target oil sands will now be drilled over a distance of approximately 320 metres to within 30 metres of the Mary Bellocchi-1 oil well resulting in a planned final measured depth of 4,600 metres (15,090 feet).

Present plans call for the 3 ¾ inch horizontal well bore to be drilled with a normal pressured water based KCL-Clarizan mud minimising formation invasion and maximing the evaluation of the oil bearing potential of the oil sand.

This horizontal well bore is then planned to be completed for production testing with a 2 7/8 inch slotted production liner.

The lower Gatchell oil sands have produced at rates of up to 223 barrels of oil per day and 0.7 million cubic feet per day in the Mary Bellocchi-1 well and are the target for the horizontal.

A succesful Eagle North-1 horizontal well and its subsequent production performance in the longer term will provide an indication of the potential size of the Eagle Oil Pool. In the event of a successful horizontal well completion, flow rates of up to 1,000 barrels of oil per day are possible.

It is proposed to truck crude to receiving facilities at Coalinga some 20 kilometres to the west and link gas production to a 20" main gas pipeline that is northwest abutting the development.

Lake Long Project, Lafourche Parish, South Louisiana
Drilling success - SL328 #8 well to be completed for production

The SL328 #8 well (FAR 1.375% working interest) was drilled during the quarter as a deviated well targeting multiple objective sands prospective for oil and gas below 9,900 feet. Oil and gas pay zones have been confirmed in the D, E, F-1, F-2, G and H sand zones between 9,900 and 10,900 feet. Logs confirm 27.4 feet of net pay in 3 zones with further possible pay of up to 17.3 feet in other zones within the wellbore.

Construction of flow lines and facilities around the well has commenced and a completion rig will be moved in late April to complete in the H Sand. Initial rates in excess of 1 million cubic feet per day with associated condensate are anticipated.



The SL328 #8 well continues FAR's run of successes at Lake Long with economic modelling suggesting a pay back in less than 6 months.

On other developments the partners in a proposed 13,255 foot Hollywood well, the SL 328 #2, have now agreed on pricing for a turnkey contract that clears the path for drilling later in 2006. The proposed #2 well is supported by 3D data. BP has indicated it will provide a lease to enable the well to progress. FAR (4.09%) hopes to replicate the success achieved in the initial Hollywood test drilled in 2004.

All working interests at Lake Long are subject to State and other minor royalties. Other participants in the field include Kriti Exploration Inc and Palace Exploration Company, both based in North America.

South Grosse Tete, Iberville Parish, South Louisiana (FAR 18.3%)
No hydrocarbons in Bolmex test well

During the quarter, the Schwing A-1 well was drilled to a total depth of 11,650 feet. Three separate sand lobes were intersected in the Upper Bolmex section at 11,280 feet. Electric logging and sidewall cores indicated no oil at this location, suggesting these sands never received an oil charge. The well was plugged and abandoned.

The data from the well will now be analysed and incorporated into the 3D data set. This will aid in the forward program to evaluate deeper objectives that remain to be tested. Consideration is being given to drilling the #40-1 a 14,500 foot Nodosaria test as our next well on the project, given its lowest risk of the three, multi-objective prospects with exceptional reserve potential.

Deeper Prospects
Concepts remaining to be tested include:

1. the deep pressured Wilcox play to the east which will be tested by the Baist 29-1 well, and
2. the downthrown normally pressured Bolmex and Lower Marg Tex, up-thrown pressured Nonion Struma and Nodosaria to be tested by the Schwing 40-1 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest will reduce to 13.725 percent provided cost recovery is achieved on a project basis.

Rainosek Project, Lavacca County, Texas (FAR 21.57%)
New completion activity approved

FAR has authorised expenditures for proposed completion activity on the Rainosek-1 wellbore. A completion unit has been retained under contract to perform an uphole completion of the existing Rainosek-1 wellbore in a series of thin potential Wilcox pay zones at 8,750, 8,550, 8,312, 8,130 and 8,105 feet. This activity is expected to commence during the second quarter 2006. FAR has indicated it would participate for its 21.57 percent interest (reducing to 15.89% for participation by Bass).

Provided this work is successful at least one further drilling location within the Rainosek leasehold area would also be prospective for the Wilcox zones which are evident in the Rainosek-1 and 3 wells.

Trio HBJV Parker, Hardeman County, Texas (FAR 16.77%)
New well proposed

A proposal has been put forward to drill a vertical well between the Parker#1 and #2A wells targeting attic oil (estimated at 100,000 barrels gross) by one of the working interest owners. If successful such a well would pay out in less than 12 months at production rates of 75 barrels of oil per day. FAR has indicated that it would farm out should this proposal go forward.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)
Additional deep rights acquired and farm out proposed

During the quarter, acting pursuant to the terms of an AMI, FAR elected to participate for its proportionate share in the acquisition of an additional 80 acre lease (deep rights below 9,000 feet only) at Welder Ranch in Victoria County, Texas.

In addition, FAR has agreed to farm out its proportionate share in AMI acreage (excluding the Vaquero #1 and #2 wells) to Chesapeake Exploration Limited Partnership. Chesapeake proposes to drill two (2) wells to test the Middle Wilcox formation. The farm out would provide FAR with a 25% carry to casing point (in respect of its proportionate share) and be subject to the Chesapeake JOA and letter agreement with Dune. There are approximately 530 net mineral acres within the AMI area affected by the proposed farm out.

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. FAR has a 9.69% percent working interest in the Vaquero #1 well and a 9.0% working interest in the #2 well.

Gulf Coast Texas 3D Seismic Project (FAR 34%)
Good progress in leasing of new acreage

FAR is pleased to report that good progress has been made in the lease acquisition program in an onshore Texas Gulf Coast exploration opportunity in which it holds a leading 34% working interest.

As of 10 April 2006, the Operator reports that 6,422 gross and 4,661 net acres have been signed up with title searches continuing to yield more prospective ground. Acceptance of lease terms by mineral owners has been encouraging providing a good core base for the proposed 3D program.

Following the lease acquisition phase, FAR will join an established Houston based operator ("Operator") in a proposed 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary Objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional Objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly this early entry to the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

NEW PROJECTS

Galveston Bay State Tract 135
FAR tenders highest bid for highly prospective offshore block

FAR has submitted the highest bid (US$169,500) with Genesis Production Co and others on the northeast half of Galveston Bay State Tract 135 comprising 320 acres located offshore Gulf of Mexico.

The 320 acres offset a multiple Frio Sand Prospect acquired by FAR lying adjacent to and across a saddle from the existing Smith Point Field. The prospect is supported and defined by 3-D Seismic and a considerable amount of subsurface data and lies on the up-thrown side of the Smith Point Down-to-the-South trapping fault.

The Smith Point Field has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand).

Three drilling locations have been identified by Seismic mapping. Discussions are in progress with a rig provider operating in the vicinity that may result in the first location being drilled between April and July 2006.

In view of the relatively low risk associated with this prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible six), FAR has elected to participate with a view to near term production.

FAR has a 12.5 percent working interest in the Galveston Bay ST 135 prospect. All other working interests are held by North American entities. The Operator is Genesis Production Co of Houston, Texas.

Kakwa Project (FAR 15%)
Intermediate logging confirms gas shows with well progressing to deeper target

During the quarter FAR concluded an agreement with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others, to explore for gas on Suncor acreage located in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

The initial well, the Kakwa 6-18-63-4, a test of the deep pressured Wabamun fractured carbonate reservoir (estimated by Suncor to have potential recoverable reserves of 17 BCF), commenced drilling during March using Precision Rig 645. At the date of this report the well had reached the intermediate casing point at 3,096 metres. Planned total depth of 13,000 feet (3,950 metres) is expected to take approximately 70 days.

Prior to running intermediate casing to a depth of 3,096 metres an open hole logging was conducted on the Kakwa 6-18-63-4 well. Preliminary evaluation of logs suggests that 5 zones within the Cretaceous section of the well are likely to be productive consistent with pre-drill prognosis. Good gas shows were recorded while drilling these secondary targets.

At the date of this report the well is drilling ahead below 3,100 metres.

The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.


Provincial Capital
Populated Area
Trans-Canada Highway
Major Roads
Lakes
Rivers
0
200Kms
Northwest Territories
British Columbia
ALBERTA
Clear Hills Area
Kakwa Area
Saskatchewan
Edmonton
Calgary
Alberta
USA
LOCATION MAP

Whilst technical analysis suggests an excellent chance of encountering the seismically defined Wabamun reservoir, the play is supported by additional secondary targets in the Cretaceous (estimated 2.5BCF potential) at shallower depths. Analogue fields for the Wabamun play are Berland River (57BCF) and Musreau (16-20BCF). Initial production rates of 15 million cubic feet per day are considered likely for the Wabamun reservoir. Gas prices are similar to those achieved in the broader North American market.


Peace River Arch
Deformation Belt
Gold Creek
Kakwa
Musreau
Berland River West
Pine Creek
Pinto
Marsh
Wabamun Structure and Stratigraphy
Dolomitized Wabamun
Thickened Whitelaw Member
Leduc Barrier (Peace River Arch)
Wabamun Structure (metres Subsea)
Musreau Play Type Fields

Larger Secondary Prospect

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

Participants

Working interests in the Kakwa project are held as follows:

Choice Resources Corp (Operator)	40%
First Australian Resources Limited	**15%**
Reeder Energy, Dallas, Texas	15%
MBOE Inc, Dallas Texas	10%
Running Fox Resources Corp, Richmond, British Columbia	10%
Bolthouse Capital Corp, Vancouver, British Columbia	10%

The leases are subject to Overriding Royalties retained by Suncor.

<u>Clear Hills Project (FAR 15%)</u>
<u>Initial well suspended as potential gas producer</u>

During the quarter FAR concluded a second agreement with Suncor Energy Inc., of Calgary, Alberta ("**Suncor**") and others, to confirm and develop gas on Suncor acreage located in Alberta, Canada. This project is located in the Clear Hills Area in Canada's Western Gas Basin adjacent to the British Columbia border.

Initial Test Well

FAR is participating for a 15 percent working interest in two obligatory tests, with an option to drill a third test, of the normally pressured Lower Cretaceous Notikewin sand which is estimated by Suncor to have potential recoverable reserves of 5 to 11 BCF in the 7000 acres under lease in 11 sections. The lease under the first test comprises 600 acres and forms part of a broader Area of Mutual Interest (AMI). There are twenty or so prospective sections within the AMI, which may provide a potential for 9 to over 19 BCF of sweet gas.

During March 2006, the initial test well, the Sweeney 102, was drilled to a total depth of 1,200 metres using Precision Rig 115. Several gas shows were encountered while drilling and samples in the target Notikewin formation were fine grained and clean as expected.

While pulling out of the hole to run electric logs the bit became stuck. The operator elected to temporarily suspend the well and move the rig out while weather conditions were favourable rather than risk being bogged in during the impending thaw.

Operations to evaluate the hydrocarbon shows encountered while drilling will resume when ground conditions allow. The well will be re-entered and sidetracked for completion as a gas producer. Importantly the well has contributed toward the earning obligation with Suncor and the potential for significant drilling activity on the leases.

The location is proximal to several pipelines allowing for early production in the event of success. A 36" Nova gas line is adjacent and in places crosses the acreage while an 8", 800 psi gathering line is 1/5 to 5 miles from the acreage.

The 7000 acres under agreement were leased by Suncor prior to the recent run-up in acreage price. The target Notikewin sands produce in the nearby Drake Field, which has cumulatively produced 28 BCF from 200 wells with an Estimated Ultimate Recovery of 75-80 BCF. The proposed drilling locations are based on a detailed petrophysical analysis of wells, on or adjacent to the leased acreage, which were drilled for deeper objectives but were not considered commercial in the Notikewin at the time they were drilled. This aspect materially reduces the technical risk associated with the acreage.

Wells are expected to produce about 0.4 BCF/well, with initial rates of 300 thousand cubic feet per day per well. Currently the wells are drilled on 640 acre spacing. This spacing does not reflect well drainage. In analogous US reservoirs, spacing has been reduced to 40 acres or less in some cases. Such a trend can be expected in Canada as well. Gas prices are similar to those achieved in the broader North American market.

Participants

Working interests (subject to Overriding Royalties retained by Suncor) in the Clear Hills West project are held as follows:

Choice Resources Corp (Operator)	65%
First Australian Resources Limited	**15%**
Graybeard Energy Ltd.	20%

COMMENT ON NORTH AMERICAN PROJECTS

FAR has now completed the initial phase of a screening process that was initiated with the establishment of its Houston Office mid 2005. Primary emphasis has been placed on near ground floor opportunities where FAR can secure an advantage over its industry peers and which will result in near term benefits to FAR in the form of a free carry through future exploration, recovery of past exploration costs or near term cash flows. Particular emphasis has been directed toward projects with a 3D coverage and a natural gas bias.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN
10.71% (parts 1, 3 and 4), 11.25% (part 2)
(OPERATOR - APACHE ENERGY LTD)

The Duomonte Prospect remains a firm candidate for drilling during 2006/2007. Duomonte is supported by the reprocessing of a new 3D seismic data set over the permit by the Operator, Apache, in conjunction with PGS. The reprocessing by PGS utilises very modern processing techniques. Duomonte-1 will target the Legendre Formation at 2,550 metres with mean truncated recoverable reserves estimated at 20.4 million barrels. The prospect lies approximately 26 kilometres from the Woodside operated Legendre Field.

Dr. Zeus is a mature M Australis prospect that has passed a peer review and is likely to be drill ready in 2006/2007. Dr Zeus will target a structural closure with mean truncated recoverable reserves estimated at 23.2 million barrels. The prospect lies approximately 23 kilometres from the Woodside operated Legendre Field.


WA-254-P (2)
WA-254-P (3)
WA-254-P (4)
WA-1-P (3)
WA-209-P
WA-28-P (1)
SAGE
DR ZEUS
DUOMONTE
REINDEER
CARIBOU
SAFFRON
JAYASURIYA
ORION-1
JANUS-1
HURRICANE 1
LEGENDRE WEST 1
LEGENDRE PLATFORM
MADELEINE 1
WANDOO

The Little Joe Prospect which overlaps into WA-254-P (from WA-208-P) also remains in the drilling inventory. Santos, a participant in the Little Joe Prospect, is reported to be targeting an oil leg with estimated potential of 26 million barrels recoverable following the drilling of a 76 metre gross gas column at Hurricane during the 1st quarter of 2005.

Two other leads Hellybelly (Angel formation structural play), and Jayasuriya (Eliassen stratigraphic play) require further review.

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres). A renewal application was lodged during the quarter.

T18P, BASS BASIN, OFFSHORE TASMANIA, (0.09375% Overriding Royalty) (OPERATOR ORIGIN ENERGY)

FAR is the holder of a 0.09375% royalty interest over Bass Basin (Offshore Tasmania) Permit T18P where the Trefoil-1 wildcat well was drilled and production tested during the final quarter of 2004, confirming a new gas-condensate field discovery.

As a royalty holder FAR does not receive information on activities within the block other than for data lodged with the ASX.

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

The proposed Stokes Bay-1 well, a follow up to the original Point Torment discovery remains likely to be drilled during 2006.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay-1 well pending the final make up of participants in the well.

EP 104 occupies an area of 740 sq km. The permit has been renewed for a term of five years with effect from 4 April 2005. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

OFFSHORE CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR ROC OIL

Negotiations continue with CNOOC that may lead to the development of the 12-8 West area (approximately 8-10 million barrels of recoverable oil).

The field may be developed using multi lateral wells on artificial lift from an un-manned two pile platform tied into an annexe on the existing Wei 12-1 Platform connected by pipeline to facilities at Weizou Island (refer schematic).

If successful, the 12-8 West Field is likely to be followed by the development of the 12-8 East Field (approximately 10 to 15 million barrels of recoverable oil) in 2008.

Drilling set to commence

Subject to finalisation of support services with COSL, the HY 931 jack-up rig is scheduled to exit the shipyard on route to Block 22/12 during the next 48 hours. On this basis FAR anticipates the spud date for the 6-12 South exploration well will be around 23 April 2006.

The proposed well will test the 6-12 South Prospect (21 million barrels mean recoverable reserve potential) which is part of a cluster of prospects illustrated on the attached map currently estimated by the Operator to have an aggregate unrisked mean recoverable reserve potential in the order of 60 to 70 million barrels. The prospect is supported by 3D seismic and amplitude and AVO anomalies.

The Wei 6-12 South Prospect is located approximately 3 km Southwest of the Wei 6-12-1 discovery and approximately 10 km East of Wei 12-1A platform. The well is expected to take approximately 21 days. Planned target depth is 2,154 metres.


Wei 6-12 West
Mean Res = 14 mmstb
Wei 6-12 South
Mean Res = 21 mmstb
Wei 12-1 Oil Field
Wei 6-12 SE
Mean Res = 11 mmstb
Wushi 1-5
Wei 6-12 SW
Mean Res = 21 mmstb
Wei 12-2-1
Wei 12-8-1
Wei 12-8 Development Area
Structural Prospect
Stratigraphic Prospect
Lead

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km (less relinquished area). Water depths are shallow ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km. Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002.

FAR maintains a web site at www.far.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: info@far.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

Quarter ended ("current quarter")

31 MARCH 2006

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (3 months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		1,224	1,224
1.2	Payments for	(a) exploration and evaluation		
		(b) development		
		(c) production	(237)	(237)
		(d) administration	(380)	(380)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		148	148
1.5	Interest and other costs of finance paid		(477)	(477)
1.6	Income taxes paid			
1.7	Other (provide details if material)		7	7
	Net Operating Cash Flows		285	285
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospect leases	(177)	(177)
		(b)equity investments		
		(c) other fixed assets	31	31
		(d) exploration & evaluation	(1,504)	(1,504)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (Forex Revaluation)		2	2
	Net investing cash flows		(1,648)	(1,648)
1.13	Total operating and investing cash flows (carried forward)		(1,363)	(1,363)

1.13	Total operating and investing cash flows (brought forward)	(1,363)	(1,363)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings	5,390	5,390
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)		
	Net financing cash flows	5,390	5,390
	Net increase (decrease) in cash held	4,027	4,027
1.20	Cash at beginning of quarter/year to date	9,483	9,483
1.21	Exchange rate adjustments to item 1.20	19	19
1.22	**Cash at end of quarter**	13,529	13,529

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	73
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	838	622
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	5,376
4.2	Development	53
	Total	**5,429**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	283	291
5.2	Deposits at call	1,037	656
5.3	Commercial Bills	12,134	8,463
5.4	US$ Foreign Currency a/c	75	73
	Total: cash at end of quarter (item 1.22)	13,529	9,483

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	318,553,344	318,553,344	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs				
7.5	**+Convertible debt securities: 10% Unsec.Redeem. Convertible Note)**	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	7,700,000	7,700,000	70 cents	*Maturity Date* 31 January 2009
7.7	**Options**			*Exercise price*	*Expiry date*
	Incentive	8,000,000	--	10 cents	16 June 2007
	Consultant	2,000,000	--	10 cents	30 June 2008
	Consultant	200,000	--	NIL	30 September 2008
	Consultant	300,000	--	NIL	30 September 2008
7.8	Issued during quarter			*Issue Price*	*Expiry Date*
7.9	Exercised during quarter			*Exercise Price*	*Expiry Date*
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here:

Date: 21 April 2006
Print name: MICHAEL EVANS (DIRECTOR)

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==